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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 1
                                     to
                               SCHEDULE 13E-4

                         Issuer Tender Offer Statement
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                        Atlantic City Electric Company
              (Name of the Issuer and Person(s) Filing Statement)

                         $7.80 No Par Preferred Stock
                        (Title of Class of Securities)

                  048303 86 1 ($7.80 No Par Preferred Stock)
                       (CUSIP Number of Class of Securities)

                          James E. Franklin II, Esq.
             Senior Vice President, Secretary and General Counsel
                        Atlantic City Electric Company
                             6801 Black Horse Pike
                              Egg Harbor Township
                            New Jersey  08234-4130
                                (609) 645-4100

                                  Copies to:

                           Vincent Pagano, Jr., Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York  10017
                                (212) 455-2000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                August 29, 1996

               (Date Tender Offer First Published, Sent or Given
                             to Security Holders)
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
                           Calculation of Filing Fee

        Transaction Value*                Amount of filing fee:

            $77,700,000                          $15,540

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 700,000 shares of $7.80 No Par Preferred Stock by $111.00, the per share purchase price.

      /X/ Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule, and the date of its filing.

Amount Previously Paid:        $15,540

Filing Parties:                Atlantic City Electric Company

Form or Registration Nos.:     Schedule 13E-4

Date Filed:                    August 29, 1996

                               EXPLANATORY NOTE

     This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed by Atlantic City Electric Company (the "Company") on August 29, 1996 (the "Schedule 13E-4"). The Schedule 13E-4 is hereby amended as set forth herein.

     EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-4 REMAINS UNCHANGED.


Item 8.  Additional Information.

     Item 8 is hereby amended and supplemented by adding thereto the following:

          (a) The tender offer terminated in accordance with its terms at 5:00 p.m., New York City time, on Monday, October 7, 1996. According to a final count by The Bank of New York, depositary for the tender offer, as of 5:00 p.m., New York City time, on October 7, 1996, there were validly tendered pursuant to the tender offer, 370,500 shares of the Company's $7.80 No Par Preferred Stock. Pursuant to the tender offer, the Company accepted for payment all such shares of $7.80 No Par Preferred Stock validly tendered according to the terms of the tender offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ATLANTIC CITY ELECTRIC COMPANY


                                      By:       /s/Louis M. Walters
                                      Name:     Louis M. Walters
                                      Title:    Vice President, Treasurer and
                                                Assistant Secretary




Dated:  April 21, 1997